UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended September 30, 2003

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	4/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Exchange, Inc. ("DEE")	Energy Related	9/2000	Virginia	100%	Owns an interest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity and other fuels.(b)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled water for retail customers in the Cleveland, Ohio area.
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	12/2001	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC")	Energy Related	2/2003	Virginia	100%	Holder of 20% General Partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI")(a)
Dominion Energy, Inc. ("DEI")(a)
Dominion Storage, Inc. ("DSI")(a)
Dominion Energy Canada Limited ("DECL")(a)
Dominion Energy Clearinghouse Canada, Inc. ("DECCI")	Energy Related	11/2002	Alberta, Canada	100%	Trading, hedging and marketing of production for Canadian operations.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 67% of Greenbrier Pipeline Company, LLC. (c)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.
Dominion Exploration Mid-Continent, Inc. ("DEMCI") (d)	Gas Related	4/1977	Oklahoma	100%	Engages in natural gas and oil exploration and production.
LDNG Texas Holdings, Inc. ("LDNG")	Gas Related	10/1996	Oklahoma	100%	Holding company.
Stonewater Pipeline Company of Texas, Inc. ("SPCTI")	Gas Related	10/1996	Texas	100%	Holds pipeline.
Dominion Gas Marketing, Inc. ("DGMI") (e)	Gas Related	4/1991	Delaware	100%	Engages in natural gas and oil exploration and production.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline.
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.
(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.
(c) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.
(d) DOTEPI acquired the stock of Sanguine, Ltd on September 16, 2003. Sanguine, Ltd was subsequently renamed Dominion Exploration MidContinent, Inc.
(e) DOTEPI acquired the stock of Sanguine Gathering Company, Ltd on September 16, 2003. Sanguine Gathering Company, Ltd was subsequently merged into Dominion Gas Marketing, Inc.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (f) (g)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

DTECH	Short Term Note	$ 1,216,000	-	-	DRI	-	-
Cove Point	Short Term Note	$38,283,000	-	-	DRI	-	-
Tioga	Short Term Note	$27,000	-	-	DRI	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
DOTEPI	DEMCI	Common Stock of $1,000 and Capital Contribution of $142,277,062
DOTEPI	DGMI	Capital Contribution of $5,466,077

(f) The chart reflects net advances made by Lenders to Borrowers during the third quarter of 2003. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the DRI Form U-6B-2 filed for the third quarter of 2003.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(g) All of the following DRI Money Pool activity occurred from July through September 2003 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

Field Services	$24,753	$143,516	$156,555	$37,792
Dominion Iroquois	4,826	2,453	2,115	4,488
Greenbrier	(18,610)	65	0	(18,675)
DOTEPI	(262,516)	253,609	426,427	(89,698)
DNGS	(17,857)	418	0	(18,275)
DAH	(9,077)	20	2,691	(6,406)

Additionally, as of September 30, 2003 there remained outstanding the following guarantees and letters of credit.

Guarantees
(In Thousands)

Company	Guarantor	Amount
Field Services	CNG	$178,600
DOTEPI	CNG	305,700
DNGS	CNG	265
Cove Point	CNG	589
Greenbrier	DRI	287,537
DEMI	DRI	527,850
DECCI	DRI	50,423

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (h)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DOES	Dominion Equipment, Inc. (i)	Engineering Services	$9,629	0	0	$9,629
DTECH	Fairless Energy, LLC (j)	Engineering Services	$225,769	0	0	$225,769
DTECH	Dresden Energy, LLC (j)	Engineering Services	$132	0	0	$132
DTECH	Pleasants Energy, LLC (k)	Engineering Services	$7,321	0	0	$7,321
Field Services	Dominion Transmission, Inc. (l)	Sales of Extracted Products, & Rental fees	$2,278,577	0	0	$2,278,577
Field Services	Dominion Exploration & Production, Inc. (m)	Fuel Management Services	$43,421	0	0	$43,421
Field Services	Dominion Appalachian Development Properties, LLC (n)	Fuel Management Services	$16,103	0	0	$16,103

(h) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(i) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the DRI Form U-9C-3 filed for the fourth quarter of 2001.

(j) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

(k) Services provided by DTECH to Pleasants Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit B to the DRI Form U-9C-3 filed for the second quarter of 2003.

(l) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(m) Services provided at cost.

(n) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (h)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
DTI	Field Services (o)	Operations & Maintenance Services	$89,069	$74,102	0	$163,171
DTI	Greenbrier (p)	Administration, Engineering, Operations & Maintenance Services	$133,914	$4,576	0	$138,490
DTI	DNGS (q)	Administration, Engineering, Operations & Maintenance Services	$130,683	$270	0	$130,953
DTI	Dominion Cove Point LNG, LP (r)	Engineering, Operations & Maintenance Services	$927,873	$207,010	0	$1,134,883
DTI	Tioga (s)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$9,847	$592	0	$10,439
Dominion Exploration & Production, Inc.	DOTEPI (t)	Operations & Maintenance of Gas Properties	$5,477,182	0	0	$5,477,182

(o) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(p) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the CNG Form U-9C-3 filed for the first calendar quarter of 2001.

(q) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(r) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(s) A copy of the Service Agreement between DTI and Tioga Properties, LLC dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(t) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of September 30, 2003	$28,204,442(u)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,230,666		Line 2

Greater of $50 million or line 2		$4,230,666	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	578,195
Category 6	13,703
Category 7	8,683
Category 9	4

Total current aggregate investment (v)		600,595	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		3,630,071	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (w)
Gas exploration and production	2,378,843
Gas sales and storage services	561,267
Gas transportation	330,461
		$3,270,571

(u) Includes short-term debt of $1,754,851.
(v) Includes guarantees of $578,273.
(w) Includes guarantees of $772,691.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of September 30, 2003 and income statements for the three-months and nine-months ended September 30, 2003 for the following companies are filed under confidential treatment pursuant to Rule 104(b):
DEE
DAH
DETI
DCT
DOES
Wagram
DTECH
DEMI
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
DETC
DECCI
DEMCI
DGMI
LDNG
SPCTI

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

/s/ James F. Stutts By: James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

/s/ James F. Stutts By: James F. Stutts Its Attorney

Dated: November 14, 2003

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2003 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 14th day of November 2003.

/s/ Sharon L. Burr
Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company